

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via E-mail
Peter A. Hofmann
Senior Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
The Phoenix Companies, Inc.
One American Row
Hartford, CT 06102-5056

    Re: The Phoenix Companies, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 8, 2011
             File No. 001-16517

Dear Mr. Hofmann:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Deferred Policy Acquisition Costs, page 27

1. We note that you have recorded unlocking adjustments in each of the past three fiscal years. Please provide us proposed disclosure to be included in future periodic reports of the reasonably likely changes in your deferred policy acquisition cost amortization estimate and its underlying assumptions, as contemplated by the penultimate paragraph of Section 501.14 of the Financial Reporting Codification.

Debt and Equity Securities Held in General Account, page 41

2. The General Account Residential Mortgage-Backed Securities table at the bottom of page 43 indicates that 12%, or approximately $239.4 million, of your RMBS are below investment grade. Yet the tables on page 42 and at the top of page 43 indicate that $75.9 million of RMBS are below investment grade. Please tell us what is causing this difference and provide us proposed disclosure to be included in future periodic reports, as necessary.

Obligations Related to Pension and Postretirement Employee Benefit Plans, page 58

3. Your benefit obligations exceed your plan assets by approximately $273 million and it is unclear how you intend to fund the obligation. Please provide us proposed disclosure to be included in future periodic reports that clarifies how you intend to fund this obligation.

Notes to Consolidated Financial Statements

2. Basis of Presentation and Significant Accounting Policies
Other-Than-Temporary Impairments on Available-for-Sale Securities, page F-10

4. You state that "we review all securities whose fair value is less than 80% of amortized cost (significant unrealized loss) with emphasis on below investment grade securities with a continuous significant unrealized loss in excess of six months. In addition, we review securities that experienced lesser declines in value on a more selective basis to determine whether any are other-than-temporarily impaired." Please address the following:
    - Tell us how your accounting policy complies with ASC 320-10-35-30 and 33C regarding securities whose fair value is less than 100% to 80% of amortized costs.
    - Provide us proposed disclosure to be included in future periodic reports that clarifies what you mean by "with emphasis on below investment grade securities" and specifically state what you do for those securities that are not below investment grade whose fair value is less than 80%.

11. Separate Accounts, Death Benefits and Other Insurance Benefit Features
Variable Annuities, page F-30

5. With respect to your variable annuity contracts, it appears that you are accounting for certain future policy benefit guarantees as bifurcated embedded derivatives recorded at fair value with changes in fair value each period recognized in earnings. These include at a minimum the following guarantees: GMWB, GMAB, GPAF and COMBO. Please provide us a detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives. Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

Peter A. Hofmann
The Phoenix Companies, Inc.
September 23, 2011
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant